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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-27980
                                               -------

                          POTTERS FINANCIAL CORPORATION
    (by its successor, The Home Savings and Loan Company of Youngstown, Ohio)
  -----------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             519 Broadway, East Liverpool, Ohio 43920 (330) 385-0770
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common shares, no par value
                         -------------------------------
            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)     [X]       Rule 12h-3(b)(1)(i)      [ ]
       Rule 12g-4(a)(1)(ii)    [ ]       Rule 12h-3(b)(1)(ii)     [ ]
       Rule 12g-4(a)(2)(i)     [ ]       Rule 12h-3(b)(2)(i)      [ ]
       Rule 12g-4(a)(2)(ii)    [ ]       Rule 12h-3(b)(2)(ii)     [ ]
                                         Rule 15d-6               [ ]

 Approximate number of holders of record as of the certification or notice date:
                                      None
              ----------------------------------------------------

         Effective April 1, 2002, Potters Financial Corporation was acquired by The Home Savings and Loan Company of Youngstown, Ohio ("Home Savings"), and immediately thereafter Potters Financial Corporation was liquidated into Home Savings. Home Savings is a wholly-owned subsidiary of United Community Financial Corporation (0-24399).

         Pursuant to the requirements of the Securities Exchange Act of 1934, Home Savings has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  April 30, 2002                    BY: /s/Patrick A. Kelly
                                             -------------------
                                             Patrick A. Kelly, Treasurer of The
                                             Home Savings and Loan Company of
                                             Youngstown, Ohio

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.